SNIPP INTERACTIVE INC.
6708 TULIP HILL TERRACE
BETHESDA, MD

20816

November 4, 2014

David Hargreaves
[Address]

Dear David:

Snipp Interactive Inc., a Delaware corporation (the "Company"), is pleased to offer you employment with the Company on the terms described below.

1.

Position. You will start in a full-time position as Chief Customer Satisfaction Officer and you will report to the Company's Chief Executive Officer. Your primary duties will Include business development, marketing and selling the Company's services to current and prospective clients of the Company, developing and maintaining client relationships, and those other duties periodically described to you, and consistent with that of a Senior Sales Executive in an early-stage services company. You shall devote your full working time, attention and best efforts to fulfill your duties and to further the business and interests of the Company. You will initially primarily be working out of your home, and as requested by the Company, out of the Company's Bethesda MD office or other locations in the United States that the Company may establish. By signing this letter, you confirm with the Company that you are under no contractual or other legal obligations that would prohibit you from performing your duties with the Company.

2.

Compensation. You will be paid a starting salary at the rate of $150,000 per year, payable on the Company's regular payroll dates. Such salary may be adjusted from time to time in accordance with normal business practice and at the sole discretion of the Company. The Company will review your performance at regular intervals, and specifically after six months of employment, consider whether in the sole discretion of the Company, your performance warrants an increase in the base annual salary. The Company will also review your performance at the end of each fiscal year or any such interval as decided on by the Compensation Committee which is part of the Board of Directors, to consider whether in their sole discretion your performance warrants a bonus payment.

The Company is a wholly owned subsidiary of Snipp Interactive Inc., a British Columbia, Canada corporation (the "Parent Company"), and is listed on the TSX Venture Exchange. Subject to the Parent Company's Board of Directors approval, terms and conditions of the Parent Company's Stock Option Plan and the approval of the TSX Venture Exchange, on the date of acceptance of your employment agreement with the Company, you will be granted stock options to purchase 500,0000 common shares of the Parent Company based on the closing TSX Venture Exchange market price of the Parent Company's stock on the date of acceptance of your employment agreement. These options will vest according to the following schedule:

1.

After the 6 month mark, 1/3rd of all options

2.

After the 18 month mark, 1/3rd of all options

3.

After the 30 month mark, 1/3rd  of all options

During your employment, you will be entitled to the benefits generally made available to regular, full-time salaried employees of the Company including health and dental insurance as well as a 401(K) program, as and when such benefits are generally made available to regular, full-time salaried employees. You are also eligible for a maximum of 20 paid vacation days per calendar year, based upon a monthly accrual, to be taken at such times as may be approved by the Company.

3.

Confidential Information and Invention Assignment Agreement. Like all Company employees, you will be required, as a condition of your employment with the Company, to sign the Company's enclosed standard Confidential Information and Invention Assignment Agreement.

4.

Employment Relationship. Employment with the Company is for no specific period of time. Your employment with the Company will be "at will," meaning that either you or the Company may terminate your employment at any time and for any reason, with or without cause. Any contrary representations which may have been made to you are superseded by this offer. This is the full and complete agreement between you and the Company on this term. Although your job duties, title, compensation and benefits, as well as the Company's personnel policies and procedures, may change from time to time, the "at will" nature of your employment may only be changed in an express written agreement signed by you and the Company's Chief Executive Officer.

5.

Outside Activities. While you render services to the Company, you agree that you will not engage in any other employment, consulting or other business activity without the written consent of the Company. In addition, while you render services to the company, you will not assist any person or entity in competing with the Company, in preparing to compete with the Company or in hiring any employees or consultants of the Company.

6.

Withholding Taxes. All forms of compensation referred to in this letter are subject to applicable withholding and payroll taxes.

7.

Entire Agreement.

This letter supersedes and replaces any prior understandings or agreements, whether oral, written or implied, between you and the Company regarding the matters described in this letter.

[Signature Page Follows]

If you wish to accept this offer, please sign and date both the enclosed duplicate original of this letter and the enclosed Confidential Information and Invention Assignment Agreement and return them to me. As required, by law, your employment with the Company is also contingent upon your providing legal proof of your identity and authorization to work in the United States. This offer, if not accepted, will expire at the close of business on November 8, 2014.

We look forward to having you join us no later than November 10, 2014.

Very truly yours,

SNIPP INTERACTIVE INC.

By: ______________________
(Signature)

Name: Atul Sabharwal
Title: Chief Executive Officer

ACCEPTED AND AGREED:

DAVID HARGREAVES
(PRINT EMPLOYEE NAME)

____
(Signature)

November 4, 2014
Date

Anticipated Start Date: November 10, 2014

Attachment A: Confidential Information and Invention Assignment Agreement